11017759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65552

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Hunter Securities, LLC

OFFICIAL USE ONLY
123003
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Poydras St., Suite 3100
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnson — 504-527-0333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel O. Conwill, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Hunter Securities, LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

GARY EDWARD [illegible]
NOTARY PUBLIC
NOTARY PUBLIC ID # [illegible]
MY COMMISSION [illegible]

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
Global Hunter Securities, LLC

We have audited the accompanying statement of financial condition of Global Hunter Securities, LLC (the Company) as of December 31, 2010, and the related statement of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Hunter Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 23, 2011

111 VETERANS MEMORIAL BOULEVARD, STE. 600, METAIRIE, LA 70005 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, STE. 300, COVINGTON, LA 70433 • 985.892.5850 • FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810 • 225.296.5150 • FAX 225.296.5151
WWW.LAPORTE.COM

GLOBAL HUNTER SECURITIES, LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and Cash Equivalents	$ 2,842,088
Deposit with Clearing Organization	100,000
Restricted Cash	25,000
Receivable from Brokers or Dealers	351,451
Accounts Recievable	1,441,265
Advances to Employees and Members	2,543,879
Securities Readily Marketable, at Estimated Fair Value	4,654,345
Securities Not Readily Marketable, at Estimated Fair Value	131,377
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $368,841	999,173
Other Assets	1,237,402
Total Assets	$ 14,325,980
Liabilities and Members' Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 1,655,945
Payable to Brokers or Dealers	3,389,090
Other Deposits	670,400
Total Liabilities	5,715,435
Members' Equity	8,610,545
Total Liabilities and Members' Equity	$ 14,325,980

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenues	
Investment Banking	$ 20,876,212
Commissions	2,644,784
Realized and Unrealized Gains on Investments	1,332,952
Other Income	562,669
Interest and Dividend Income	20,051
Total Revenues	25,436,668
Expenses	
Salaries, Commissions, and Employee Benefits	17,329,532
Communications and Data Processing	1,329,462
Occupancy	804,554
Trading and Clearing Costs	227,721
Other Operating Expenses	3,426,935
Total Expenses	23,118,204
Net Income	$ 2,318,464

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

BALANCE - DECEMBER 31, 2009	$ 4,582,214
Net Income for the Year 2010	2,318,464
Contributions from Members	3,115,900
Distributions to Members	(1,406,033)
BALANCE - DECEMBER 31, 2010	$ 8,610,545

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2010

Subordinated Liabilities - Beginning of Year	$ -
Increases	
Issuance of Subordinated Notes	2,000,000
Decreases	
Payment of Subordinated Notes	(2,000,000)
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net Income	$ 2,318,464
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	164,003
(Increase) Decrease in:	
Receivable from Brokers or Dealers	(284,161)
Accounts Receivable	(1,076,873)
Advances to Employees and Members	(163,934)
Securities Readily Marketable	(4,524,796)
Securities Not Readily Marketable	60,803
Receivable from Affiliates	40,246
Other Assets	(59,723)
Increase (Decrease) in:	
Accounts Payable and Other Liabilities	834,962
Payable to Brokers or Dealers	3,389,090
Other Deposits	670,400
Net Cash Provided by Operating Activities	1,368,481
Cash Flows from Investing Activities	
Purchases of Furniture and Equipment	(790,422)
Net Cash Used in Investing Activities	(790,422)
Cash Flows from Financing Activities	
Proceeds from Subordinated Debt	2,000,000
Repayment of Subordinated Debt	(2,000,000)
Distributions to Members	(1,406,033)
Contributions from Members	2,100,493
Net Cash Provided by Financing Activities	694,460
Net Increase in Cash and Cash Equivalents	1,272,519
Cash and Cash Equivalents, Beginning of Year	1,569,569
Cash and Cash Equivalents, End of Year	$ 2,842,088
Supplemental Disclosure of Cash Flow Information:	
Non Cash Capital Contribution from Parent	$ 1,015,407
Interest Paid	23,569

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Global Hunter Securities, LLC (the Company), is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an international investment banking and institutional services firm. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a New York Limited Liability Company that is a wholly-owned subsidiary of GHSHC, LLC (Parent).

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $164,003 for the year ended December 31, 2010.

Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

Revenue Recognition

Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded on the settlement date basis.

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

Receivable from and Payable to Brokers or Dealers

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers.

Payables to brokers or dealers represents open contractual commitments due to other brokers.

Note 1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2010, there was no allowance for doubtful accounts.

Goodwill

In May 2010, the Company's parent acquired membership control by exchanging membership interest in the Company, for equal membership interest in the parent, at historical cost basis. As part of the transaction, 14.5% of the minority interests were repurchased at estimated fair value, resulting in goodwill of $1,015,407.

In accordance with the *Intangibles-Goodwill and Other* Topic of the Financial Accounting Standards Board Accounting Standards Codification, the amortization of goodwill is prohibited, but it requires that goodwill be tested for impairment at least annually. If goodwill is impaired, an impairment loss will be recognized and charged against earnings in the year in which the goodwill becomes impaired. There was no impairment as of December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Securities and Fair Value Measurement

Securities readily marketable as of December 31, 2010, consist of stocks and warrants with an estimated fair value totaling $4,654,345.

Securities not readily marketable as of December 31, 2010, consists of stocks and warrants with an estimated fair value totaling $131,377.

Note 2. Securities and Fair Value Measurement (Continued)

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2010.

Note 2. Securities and Fair Value Measurement (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2010, is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities Readily Marketable - Stocks and Warrants	$ 4,654,345	$ 3,437,743	$ 1,216,602	$ -
Securities Not Readily Marketable - Stocks and Warrants	131,377	-	131,377	-
Total	$ 4,785,722	$ 3,437,743	$ 1,347,979	$ -

Note 3. Concentrations of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Three of the Company's customers made up 39% of total revenue for the year ended December 31, 2010.

Note 4. Agreement with Clearing Organization

The Company utilizes Jefferies as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2010, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2010, the Company had net capital of $1,138,500 which was $757,471 in excess of its required net capital of $381,029.

Note 5. Employee Contracts and Commitments

The Company has employment agreements with several employees that require set salaries, bonuses, or semi-monthly advance payments to the employees. In addition, certain employees have bonus commitments that are contingent upon completion of certain employment dates. Employee advances are to be repaid from commissions earned during the term of the contract, or subsequent to the expiration. Employee advances are unsecured and have no set interest rate or maturity dates.

These compensation commitments expire as follows:

Years Ending December 31,	Amount
2011	$ 2,144,166
2012	1,180,556
2013	180,556
Total	$ 3,505,278

Note 6. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax return of its member. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2007 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2010, the Company had no uncertain tax positions.

Note 7. Commitments and Contingencies

The Company leases office space under operating leases with varying expirations through December 2020. In addition, the Company is the guarantor on several leases of an affiliate. Future minimum lease payments and guaranteed lease payments under these operating leases are as follows:

2011	$ 1,248,571
2012	1,075,922
2013	921,319
2014	824,574
2015	710,735
Thereafter	3,293,741
Total	$ 8,074,862

Rent expense for office space and equipment, totaled $745,999 for the year ended December 31, 2010.

Letter of Credit

The Company has a letter of credit, issued from its bank, securing one of its office leases. The Company has pledged a certificate of deposit totaling $25,000 as collateral for the letter of credit. The certificate of deposit is being held by the bank, and thus is shown as restricted cash on the statement of financial condition.

Note 8. Subordinated Borrowings

During 2010, the Company obtained a loan from a bank totaling $2,000,000, bearing interest at seven percent. The loan was secured by the Company's accounts held at the bank, and matured on September 25, 2010. There were no outstanding borrowings at December 31, 2010.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,138,500, which was $757,471 in excess of its required net capital of $381,029. The Company's Aggregate Indebtedness to Net Capital ratio was 5.0 to 1 at December 31, 2010.

Note 10. Foreign Exchange

The Company maintains some of its operations in Hong Kong, China. Accordingly, the Company is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of the Company are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rate existing at the balance sheet date, and income and expense items are translated at the exchange rate existing at the transaction date.

Note 11. Subsequent Event

FASB ASC Topic 855, *Subsequent Events* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 22, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
For the Year Ended December 31, 2010

Net Capital	
Total Stockholders' Equity	$ 8,610,545
Deductions and/or Charges	
Securities Not Readily Marketable	(131,377)
Receivables from Affiliates	-
Furniture and Equipment	(999,173)
Accounts Receivable	(1,441,265)
Advances to Members and Employees	(2,543,879)
Other Assets	(1,262,402)
Net Capital Before Haircuts on Securities Positions	2,232,449
Haircuts on Securities	1,093,949
Net Capital	$ 1,138,500
Aggregate Indebtedness	$ 5,715,435
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 381,029
Excess of Net Capital	$ 757,471
Excess Net Capital at 1000%	$ 566,957
Ratio: Aggregate Indebtedness to Net Capital	5.0 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 1,138,500
Net Capital Per Above	$ 1,138,500

GLOBAL HUNTER SECURITIES, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Members
Global Hunter Securities, LLC

In planning and performing our audit of the financial statements of Global Hunter Securities, LLC (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

111 Veterans Memorial Boulevard, Ste. 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Ste. 300, Covington, LA 70433 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810 • 225.296.5150 • Fax 225.296.5151
WWW.LAPORTE.COM

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 23, 2011

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Global Hunter Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010, to December 31, 2010, which were agreed to by Global Hunter Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

111 Veterans Memorial Boulevard, Ste. 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Ste. 300, Covington, LA 70433 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810 • 225.296.5150 • Fax 225.296.5151
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4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

February 23, 2011

GLOBAL HUNTER SECURITIES, LLC

Audit of Financial Statements

December 31, 2010